March 27, 2008
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Dave Walz
          Re: Quiksilver, Inc. (File No. 001-14229)
Dear Mr. Walz:
We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated February 25, 2008 (the “SEC Comment Letter”) regarding Quiksilver, Inc.’s Annual Report on Form 10-K for the fiscal year ended October 31, 2007 (“Form 10-K”). The numbered responses set forth below correspond with the comments contained in the SEC Comment Letter.
Form 10-K for the Fiscal Year Ended October 31, 2007
Selected Financial Data, page 19
1.	Related to your disclosure of your use of EBITDA on page 20, please address the following:
a)	We note EBITDA helps you to compare your performance on a consistent basis by removing from your operating results the impact of your asset base and the effect of non-cash stock-based compensation expense, among other adjustments. We do not believe you have adequately demonstrated the usefulness of your non-GAAP measure that excludes stock-based compensation and asset impairment expense. Please remove the non-GAAP measure, or enhance your disclosure to include the substantive reasons why you believe the non-GAAP measure provides useful information to investors. Refer to Question 8 of Frequently asked Questions Regarding the Use of Non-GAAP Financial Measures at

Securities and Exchange Commission
March 27, 2008

http://sec.gov/divisions/corpfin/faqs/nongaapfaq.htm (“Non-GAAP FAQ”) and SAB Topic 14:G for additional guidance.

From Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, we note that companies should never use a Non-GAAP financial measure to smooth earnings and that if a recurring item is removed, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items.

We remove the effect of non-cash stock-based compensation expense from our earnings in determining Adjusted EBITDA (see response to Question 1(b) below regarding our change to the title of this Non-GAAP financial measure) because it can vary widely based on share price, share price volatility and the expected life of the options we grant. It is useful for management to understand earnings before stock-based compensation because of this volatility and management’s inability to control these market driven factors. We believe investors value the removal of stock-based compensation for the same reasons and also because investors are generally interested in expenses that result in cash outflows to the company.

We remove asset impairment charges in determining Adjusted EBITDA for the same reason that we remove depreciation and amortization as the adjustment removes the impact of our asset base from operations. We do not remove asset impairments because of their frequency or infrequency. Instead, an asset impairment is essentially a recognition of a decline in asset value, which we believe is directly comparable to depreciation and amortization.

We recognize that these charges are part of GAAP income and do not intend for this measure to replace net income.

We enhanced our disclosures regarding Adjusted EBITDA in our Quarterly Report on Form 10-Q for the three months ended January 31, 2008 (“Form 10-Q”) under Management’s Discussion and Analysis (see disclosure below). This Form 10-Q was filed on March 11, 2008. We will include this enhanced disclosure in future filings.

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March 27, 2008

b)	We note that your reference to EBITDA is not consistent with Section 1 of SEC Release 34-47226. Please ensure any references to EBITDA are consistent with this definition; we refer you to Question 14 of the Non-GAAP FAQ.
Consistent with the guidance of Question 14, of the Non-GAAP FAQ, we have revised the title of our Non-GAAP financial measure and titled it as “Adjusted EBITDA”. We have included this title for our Non-GAAP financial measure in our Quarterly Report on our Form 10-Q.

Please see the revised disclosure that we included in our Form 10-Q. The primary changes between the Form 10-K disclosure and our Form 10-Q disclosure are underlined.
Adjusted EBITDA is defined as (loss) income from continuing operations before (i) interest expense, (ii) income tax expense, (iii) depreciation and amortization, (iv) non-cash stock-based compensation expense and (v) asset impairments. Adjusted EBITDA is not defined under generally accepted accounting principles (“GAAP”), and it may not be comparable to similarly titled measures reported by other companies. We use Adjusted EBITDA, along with other GAAP measures, as a measure of profitability because Adjusted EBITDA helps us to compare our performance on a consistent basis by removing from our operating results the impact of our capital structure, the effect of operating in different tax jurisdictions, the impact of our asset base, which can differ depending on the book value of assets, the accounting methods used to compute depreciation and amortization, the existence or timing of asset impairments and the effect of non-cash stock-based compensation expense. We believe EBITDA is useful to investors as it is a widely used measure of performance and the adjustments we make to EBITDA provide further clarity on our profitability. We remove the effect of non-cash stock-based compensation from our earnings which can vary based on share price, share price volatility and expected life of the equity instruments we grant. In addition, this stock-based compensation expense does not result in cash payments by us. We remove the effect of asset impairments from Adjusted EBITDA for the same reason that we remove depreciation and amortization as it is part of the impact of our asset base. Adjusted EBITDA has limitations as a profitability measure in that it does not include the interest expense on our debts, our provisions for income taxes, the effect of our expenditures for capital assets and certain intangible assets, the effect of non-cash compensation expense and the effect of asset impairments. Following is a reconciliation of income from continuing operations to Adjusted EBITDA:

	Three Months Ended January 31,
	2008	2007
(Loss) income from continuing operations	$(14,658)	$6,809
(Benefit) provision for income taxes	(3,608)	3,822
Interest expense	14,640	14,756
Depreciation and amortization	19,015	15,772
Non-cash stock-based compensation expense	3,429	4,777

Adjusted EBITDA	$18,818	$45,936

2.	We note on page 29 that you may be required to purchase the equity interests of your joint venture partners. Please address the following related to your joint ventures:

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March 27, 2008

a)	Disclose how you account for joint ventures.
We have three legal joint ventures, China (50% ownership), Brazil (22% ownership) and Mexico (60% ownership). We have joint control in China and Brazil and we account for these joint ventures under the equity method of accounting as prescribed by APB 18.

We account for Mexico under the consolidation method of accounting as prescribed by SFAS 94, primarily due to the fact that we control the Board of Directors. We record our partner’s share as a minority interest. We recognize that while our Mexico venture was set up in the legal form of a joint venture, it should not be characterized as a joint venture for accounting purposes in our consolidated financial statements, but should be characterized as a subsidiary which is controlled, but not wholly owned. We will revise any joint venture disclosure in future filings to exclude ventures that we effectively control and consolidate as subsidiaries under SFAS 94.
b)	To the extent you do not consolidate the joint ventures, explain how you considered the guidance in FIN 46(R) in determining whether they should be consolidated. In your response, describe the circumstances in which you would be required to purchase the equity interests of your joint venture partners.
We account for our Brazil and China joint ventures under the equity method of accounting. We considered the following in determining whether these joint ventures were variable interest entities:

Per paragraph 8 of the FIN 46(R) Summary, we noted that if a reporting enterprise is deemed to be a business (as defined by the standard), it need not be evaluated to determine if it is a variable interest entity unless certain conditions exist. FIN 46(R) defines a business as follows:
C3.	“A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to conduct normal operations, which include the ability to sustain a revenue stream by providing its outputs to customers.”

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March 27, 2008

China and Brazil meet the definition of a business as defined by FIN 46(R) as they are self-sustaining businesses with their own set of inputs, processes, and outputs separate from Quiksilver. Additionally, we evaluated the conditions under par. 8 that would potentially cause us to be within the scope of FIN 46(R) even though these joint ventures qualify as businesses under the standard. These conditions are as follows:
“a. The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity, and the entity is neither a joint venture nor a franchisee.”
This condition is not applicable as the entity is an operating joint venture, under joint control.
“b. The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.”
The entities activities, which include distribution, sourcing and marketing, are conducted on behalf of the joint venture itself, with all of the joint venture partners benefiting as investors—not just Quiksilver.
“c. The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.”
We do not provide more than half of any joint venture’s financial support.
“d. The activities of the entity are primarily related to securitizations, other forms of asset-backed financings, or single-lessee leasing arrangements.”
This condition is not applicable as the joint ventures’ activities do not relate to securitizations, asset-backed financings, or single-lessee leasing arrangements.

Based on the facts above, we have concluded that none of our joint ventures fall within the scope of FIN 46(R).

Securities and Exchange Commission
March 27, 2008

The circumstances in which we would be required to purchase additional interests in our joint ventures are as follows:

For our China joint venture, we have no purchase obligations.

For our Brazil joint venture, we have a purchase obligation to increase our ownership to 51% following the end of the fiscal year in which net sales of the joint venture equal or exceed $23 million U.S. dollars (“USD”) by purchasing an additional 29% from the other parties on a proportional basis. This threshold was achieved in fiscal 2007 and we plan to purchase a controlling interest in Brazil (an additional 29%) in fiscal 2008 as disclosed on page 29 of our Form 10-K. After this acquisition, Brazil will be reported under the consolidation method of accounting as we will control the entity. We are also obligated to increase our investment to 66% following the end of the fiscal year in which net sales of the joint venture equal or exceed $34 million USD. Finally, we are obligated to increase our investment to 100% following the end of the fiscal year in which net sales of the joint venture exceed $44 million USD. The formula to determine the purchase price of any incremental joint venture interest is generally determined by multiplying the percentage interest to be acquired by the average earnings before interest and taxes (“EBIT”) of the joint venture for the two previous fiscal years times a pre-established multiple, subject to certain debt and working capital adjustments.

For our consolidated Mexico subsidiary, we have the option to purchase all of our minority interest partner’s interest at any time following the end of the fiscal year in which net sales of the subsidiary first exceed $16 million USD. If we haven’t exercised this option within two years after the fiscal year in which net sales first exceed $16 million, then our minority interest partner can require us to purchase 50% of its interest in the subsidiary. The formula to determine the purchase price of any incremental Mexico subsidiary interest is generally determined by multiplying the percentage interest to be acquired by the subsidiaries’ EBIT for the two previous fiscal years times a pre-established multiple, with a ceiling on the purchase price based on average annual net sales of the subsidiary for the two fiscal years before the purchase.
c)	Provide the disclosures set forth by paragraph 20 of APB 18 or paragraphs 23 to FIN 46(R) to the extent they are applicable and material.
We believe that our aggregate investments in joint ventures ($2.6 million as of October 31, 2007 for Brazil and China) are not material. The equity in earnings

Securities and Exchange Commission
March 27, 2008

for such investments was approximately $0.6 million during the fiscal year ended October 31, 2007. We believe we are not required to disclose our joint ventures under APB 18, par. 20 as such paragraph states that the significance of an investment to the investor’s financial statements must be considered in evaluating potential disclosures. Our combined investment in China and Brazil represents less than 1% of our consolidated assets and our equity in earnings represents less than 1% of our consolidated net loss from continuing operations for the fiscal year ended October 31, 2007.
d)	Disclose your commitment to fund working capital requirements of the joint ventures and describe when you may be required to purchase the equity interests of your partners in the notes to the consolidated financial statements.
For each of China, Mexico and Brazil, no additional capital contributions are required and any desired capital contributions must be approved by all partners.

In future filings, we will enhance our disclosure on when we may be required to purchase the equity interests of our partners. In addition, when we are able to determine the amount and expected timing of certain buyout payments, we will continue our practice of disclosing such items in the commitment table in our Form 10-K. We will also consider the materiality of these commitments in the notes to our consolidated financial statements, and disclose if material.

As noted above, we have no required funding requirements for our joint ventures, but in the future we will disclose any material funding requirements should they arise.
e)	Tell us why you cannot determine the potential purchase price of your partners equity interests in advance, and describe for us the variables used in the formulae use to determine the purchase price.
As noted above, the triggers on buyout rights or options for Brazil and Mexico are based on the achievement of USD revenue targets for the applicable joint venture. The buyout value is generally based on profitability. We cannot determine the potential purchase price well in advance of any potential buyout due to the unpredictability of the venture exceeding revenue targets and achieving levels of profitability. While we can forecast revenue targets being met in local currency, the predictability of both revenue and EBIT amounts are significantly impacted by the historical volatility and potential devaluation of the currency in Brazil and Mexico (revenue targets are fixed in USD). In addition, the Mexico buyout is

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March 27, 2008

optional for two years which also affects the timing and value of this potential purchase.
Goodwill and Intangible assets, page 50
3.	We note that you recorded impairments of goodwill and trademarks during fiscal 2007. Please provide the disclosures set forth by paragraph 46 and 47.a. of SFAS 142.

Trademark impairment disclosure:

Of the $6.9 million in trademark impairments, approximately $4.0 million, $2.8 million and $0.1 million relates to the Look, Lange and Kerma trademarks, respectively. These impairments were based on the current year fair value estimate determined in our annual impairment test, taking into account expected future sales volume for products using these respective trademarks based on our current forecasts. We did not include the disclosures under paragraph 46 based on the relative immateriality of this trademark impairment which was approximately 3% of our total trademark balance. The impairment of $6.9 million represented approximately 4% of our consolidated net loss.

Goodwill impairment disclosure:

In addition to the disclosures found on page 50, additional disclosures on our goodwill impairment can be found on page 56 of our Form 10-K in the Intangible Assets and Goodwill footnote and page 24 in Management’s Discussion and Analysis. In comparing these disclosures with the requirements of 47a, we note that we are required to give a description of the facts and circumstances leading to the impairment.

Our goodwill impairment was recognized as a result of our annual impairment test for goodwill which was calculated using a combination of a discounted cash flow and market approach. As disclosed, during this annual impairment test, we noted that the carrying values of certain reporting units were in excess of the estimated fair value, resulting in the goodwill impairments.

In our fiscal 2008 10-K, we will enhance our disclosure on the facts and circumstances leading to our fiscal 2007 goodwill impairment as follows:
Our goodwill impairment was recognized as a result of our annual impairment test for goodwill which was calculated using a combination of

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March 27, 2008

a discounted cash flow and market approach. The value implied by our test was primarily affected by future forecasts for our wintersports equipment businesses which were revised downward, primarily due to management’s current assessment of the time frame for recovery of the wintersports equipment business and the related expected future cash flows based on working capital requirements, recent snow conditions, current industry conditions and trends, and general economic conditions.
In future filings, we will provide a more complete description of the facts and circumstances leading to any future goodwill impairments as required by paragraph 47a.
In response to the Staff’s comments, Quiksilver, Inc. acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our response to the Staff’s comments, please feel free to contact me at (714) 889-6007 or our Principal Accounting Officer, Brad Holman, at (714) 889-2736.

Sincerely, QUIKSILVER, INC.
/s/ Joe Scirocco
Joe Scirocco
Chief Financial Officer